SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 21, 2002

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

novo nordisk®

Press release

21 May 2002

Trading in Novo Nordisk securities by the members of the Board of Directors and the Executive Committee

Novo Nordisk's internal rules on trading in securities issued by Novo Nordisk permit trading in such securities by members of the Board of Directors and the Executive Committee in the 15-calendar-day period following each quarterly announcement.

The Novo Nordisk share and share option portfolios held by the members of the Board of Directors and the Executive Committee are listed in the following. For further information please visit our homepage www.novonordisk.com under "Investors – Trading in Securities".

The share portfolio

	Holding of shares 31 Dec 2001	Movements in the period 1 Jan to 25 Feb 2002	Movements since 25 Feb 2002 2)		Portfolio as per 21 May 2002 1)	
		Bought	Bought	Sold	Number of shares	Market value of shares in DKK million
Board of Directors	92,170	1,200	4,500	1,400	96,470	26
Executive committee	47,645	0	4,355	0	52,000	14

Note: 1) The closing share price on 17 May 2002 of DKK 265.5 is used to calculate the market value of the holding. The table includes shares listed on the Copenhagen Stock Exchange and ADRs listed on New York Stock Exchange.
2) Since 25 February 2002 Tove Funder-Nielsen has left the Board of Directors, Johnny Henriksen has been elected to the Board of Directors and Lise Kingo, Executive Vice President, has joined the Executive Committee. Their share portfolios have been included in the number of shares listed as "Bought shares" and "Sold shares", respectively, under the heading "Movements since 25 February 2002".

Novo Nordisk A/S
Corporate Communications
Novo Allé
2880 Bagsvaerd
Denmark
Telephone:
+45 4444 8888
Telefax:
+45 4444 2314
Internet:
www.novonordisk.com
CVR Number:
24256790

The share option portfolio – Board of Directors

Granted	Exercise period	Options outstanding 25 Feb 2002	Exercised since 25 Feb 2002	Outstanding 21 May 2002	Exercise price	Market value of options*
1998	2001-06	0	-	0	190	0
1998	2002-07	9,750	-	9,750	125	1
1999	2003-08	19,500	-	19,500	198	2
2000**	2004-07	95,920	-	95,920	198	10
2000	2004-09	21,000		21,000	198	2
2001	2005-10	0	-		332	-
Total		**146,170**	-	**146,170**	-	**15**

Note: * Calculation of market values of the options is based on the Black-Scholes option-pricing model.

** Options related to the combined "share investment scheme" and "option grant scheme" launched in connection with the demerger of Novozymes.

The share option portfolio – Executive Committee

Granted	Exercise period	Options outstanding 25 Feb 2002 ***	Exercised since 25 Feb 2002	Outstanding 21 May 2002	Exercise price	Market value of options*
1998	2001-06	10,500	-	10,500	190	1
1998	2002-07	17,000	-	17,000	125	2
1999	2003-08	37,500	-	37,500	198	4
2000**	2004-07	200,140	-	200,140	198	20
2000	2004-09	35,000		35,000	198	4
2001	2005-10	47,500	-	47,500	332	3
Total		**347,640**	**0**	**347,640**	-	**34**

Novo Nordisk A/S
Corporate Communications
Novo Allé
2880 Bagsvaerd
Denmark
Telephone:
+45 4444 8888
Telefax:
+45 4444 2314
Internet:
www.novonordisk.com
CVR Number:
24256790

Note:

* Calculation of market values of the options is based on the Black-Scholes option-pricing model.

** Options related to the combined "share investment scheme" and "option grant scheme" launched in connection with the demerger of Novozymes.

*** Since 31 December 2001 Lise Kingo, executive vice president, has joined the Executive Committee. Her share option portfolio has been included in the number of share options listed as "Options outstanding on 25 February 2002".

Novo Nordisk (NYSE:NVO) is a focused healthcare company and world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as coagulation disorders, growth disorders and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 17,500 people in 68 countries and markets its products in 179 countries. For further company information visit www.novonordisk.com.

For further information please contact:

Media:
Outside North America:
Karsten Madsen
Phone (direct): (+45) 4442 4137

In North America:
Susan Jackson
Phone: (+1) 609 919 7776

Investors:
Outside North America:
Peter Haahr
Phone (direct): (+45) 4442 1207

Palle Holm Olesen
Phone (direct): (+45) 4442 6175

In North America:
Rasmus Jorgensen
Phone (direct): (+1) 212 878 9607

Novo Nordisk A/S
Corporate Communications
Novo Allé
2880 Bagsvaerd
Denmark
Telephone:
+45 4444 8888
Telefax:
+45 4444 2314
Internet:
www.novonordisk.com
CVR Number:
24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S

Date: 5/21/2002

Lars Rebien Sørensen, President and Chief Executive Officer